SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the securities exchange act of 1934

(amendment no. 4)*

Jounce Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

481116101
(CUSIP Number)

Ryan A. Murr
James J. Moloney
Gibson, Dunn & Crutcher LLP
555 Mission Street, Suite 3000
San Francisco, CA 94105
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 481116101
1	NAMES OF REPORTING PERSONS TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14	TYPE OF REPORTING PERSON PN

Page 2 of 9 Pages

CUSIP No. 481116101
1	NAMES OF REPORTING PERSONS TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14	TYPE OF REPORTING PERSON OO

Page 3 of 9 Pages

CUSIP No. 481116101
1	NAMES OF REPORTING PERSONS KEVIN TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
12	TYPE OF REPORTING PERSON IN

Page 4 of 9 Pages

CUSIP No. 481116101
1	NAMES OF REPORTING PERSONS Concentra Biosciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
12	TYPE OF REPORTING PERSON OO

Page 5 of 9 Pages

CUSIP No. 481116101
1	NAMES OF REPORTING PERSONS Concentra MERGER SUB, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
12	TYPE OF REPORTING PERSON CO

Page 6 of 9 Pages

Explanatory Note

This Schedule 13D/A (this “Amendment No. 4”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Jounce Therapeutics, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D (the “Original Schedule 13D”) filed on March 14, 2023, as amended by Amendment No. 1 to the Original Schedule 13D filed on March 17, 2023, Amendment No. 2 to the Original Schedule 13D filed on March 28, 2023, and Amendment No. 3 to the Original Schedule 13D filed on April 7, 2023 (as amended, the “Statement” or “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

Items 4, 5 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

“Closing of the Merger

As previously disclosed, each of Concentra, the Issuer and Merger Sub entered into the Merger Agreement, which provides for an Offer by Merger Sub for all of the Issuer’s Common Stock. The Offer commenced on April 5, 2023. On May 3, 2023, the Offer expired and Merger Sub accepted for purchase a total of 36,367,727 shares tendered and not withdrawn, representing approximately 69.0926% of the total shares of the Issuer issued and outstanding. Following the expiration of the Offer, Merger Sub merged with and into the Issuer on May 3, 2023, pursuant to Section 251(h) of the Delaware General Corporation Law, and, among other things, each share of common stock of Merger Sub issued and outstanding immediately before the Effective Time automatically converted into and became one validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Issuer (representing 10,000 shares in the aggregate) (the “Merger”), with the Issuer surviving as a wholly owned subsidiary of Concentra.

As a result of the Offer and the Merger, Concentra acquired a total of 10,000 shares of Common Stock in exchange for the Offer Price, representing an aggregate purchase price of $97,377,034.75 in cash and 60,142,813 CVRs.”

Item 5.	Interest in Securities of the Issuer

(a) – (b) is hereby restated in its entirety as follows:

“Items 7 through 11 and 13 of the cover page of this Amendment No. 4 are incorporated herein by reference.”

(c) is hereby restated in its entirety as follows:

“Except as described in this Amendment No. 4, neither the Reporting Persons has acquired or disposed of any shares of Common Stock during the past 60 days.”

(d) is hereby restated in its entirety as follows:

“Not applicable.”

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement by and among the Reporting Persons (previously filed)

Exhibit 2:	Acquisition Proposal, dated March 14, 2023, sent from Concentra to the Issuer (previously filed)

Page 7 of 9 Pages

Exhibit 3:	Acquisition Proposal Extension, dated March 17, 2023, sent from Concentra to the Issuer (previously filed)

Exhibit 4:	Agreement and Plan of Merger, dated March 26, 2023, by and among Jounce Therapeutics, Inc., Concentra Biosciences, LLC and Concentra Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2023) (previously filed)

Exhibit 5:	Schedule TO (incorporated by reference to that certain Schedule TO filed by Merger Sub with the SEC on April 5, 2023) (previously filed)

Exhibit 6:	Offer to Purchase, dated April 5, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Merger Sub with the SEC on April 5, 2023) (previously filed)

Exhibit 7:	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Merger Sub with the SEC on April 5, 2023) (previously filed)

Exhibit 8:	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Merger Sub with the SEC on April 5, 2023) (previously filed)

Exhibit 9:	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Merger Sub with the SEC on April 5, 2023) (previously filed)

Exhibit 10:	Mutual Confidentiality Agreement, dated March 15, 2023, by and among the Issuer, TCP and Concentra (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Merger Sub with the SEC on April 5, 2023) (previously filed)

Exhibit 11:	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Merger Sub with the SEC on April 5, 2023) (previously filed)

Exhibit 12:	Equity Commitment and Guarantee Letter, dated March 26, 2023, by TCP in favor of Concentra and TCP (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Merger Sub with the SEC on April 5, 2023) (previously filed)

Exhibit 13:	Joint Filing Agreement, dated April 7, 2023, by and among the Reporting Persons (previously filed)

Exhibit 14	Supplement to the Offer to Purchase, dated April 25, 2023 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO-T/A filed by Merger Sub with the SEC on April 25, 2023)

Exhibit 15	Amended and Restated Offer to Purchase, dated April 25, 2023 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO-T/A filed by Merger Sub with the SEC on April 25, 2023)

Exhibit 16	Supplement No. 2 to the Offer to Purchase, dated April 28, 2023 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO-T/A filed by Merger Sub with the SEC on April 28, 2023)

Exhibit 17

Contingent Value Rights Agreement, dated May 3, 2023, by and among Parent, Purchaser, the Rights Agent and the Representative (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO-T/A filed by Merger Sub with the SEC on May 4, 2023)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 5, 2023

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

CONCENTRA MERGER SUB, INC.

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

Page 9 of 9 Pages